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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                  Resources Accrued Mortgage Investors 2, L.P.
                            (Name of Subject Company)


                  Resources Accrued Mortgage Investors 2, L.P.
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
          ------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Carolyn Tiffany
                                RAM Funding, Inc.
                          5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (617) 234-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

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ITEM 1.  SUBJECT COMPANY INFORMATION

         The name of the subject company is Resources Accrued Mortgage Investors 2, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142 and the telephone number of such offices is (617) 234-3000. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership. As of December 31, 2000, there were 187,919 Units outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF THE FILING PERSON

         This Statement is being filed by the Partnership and relates to the tender offer of Bighorn Associates LLC (the "Purchaser"), to purchase up to 57,000 Units at a purchase price of $90 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated January 17, 2001, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule TO dated January 17, 2001.

         The address of the Purchaser's executive offices is 527 Madison Avenue, New York New York 10022. The address and telephone number of the Partnership's executive offices are as set forth in Item 1 above.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The Purchaser is an affiliate of Presidio Capital Investment Corp. ("Presidio"). Presidio also controls the general partners of the Partnership (collectively the "General Partner").

         Pursuant to the Partnership's partnership agreement, the General Partner is entitled to receive 2.5% of the Partnership's income, loss, capital and distributions including without limitation the Partnership's cash flow from operations and disposition proceeds. For the year ended December 31, 1999, the General Partner was allocated an aggregate of $909,960 of taxable income.

         Under the terms of a management agreement with NorthStar Presidio Management Company LLC ("NorthStar Presidio"), NorthStar Presidio, an affiliate of the General Partner, was retained to provide the day-to-day management of, among other entities, the Partnership. During the years ended December 31, 1999 and 1998, the Partnership paid NorthStar Presidio $12,781 and $1,000,

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respectively, for management and administrative services rendered.

         As of December 31, 2000, affiliates of the General Partner had acquired 31,893 Units representing 16.972% of the issued and outstanding Units.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         Because of the conflict of interest inherent in the fact that the General Partners are, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED

         None.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         During the past 60 days none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

ITEM 7.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

         None.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed herewith:

         Exhibit (a) - Letter to Limited Partners from the Partnership dated January 17, 2001.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 17, 2001

                                  RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.

                                  BY: RAM Funding Inc.
                                      Managing General Partner


                                      BY: /s/ Michael L. Ashner
                                          ---------------------------------
                                          Michael L. Ashner
                                          President and Director

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